Exhibit 99.1

Gambling.com Group and McClatchy Sign Strategic Sports Betting Partnership

Media partnership combines McClatchy’s 65M unique visitors with Gambling.com Group’s expertise in monetizing high-intent, online sports betting traffic.

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, has entered into a media partnership with The McClatchy Company (“McClatchy”), one of the United States’ largest news media companies, with operations in 29 markets across the country.

By partnering with Gambling.com Group, McClatchy gains access to the Group’s proprietary data science platform, award winning sports betting content team and leading expertise in how to monetize online sports betting traffic. Gambling.com Group will help McClatchy leverage its audience reach and provide highly valuable content to capture and monetize valuable high-intent traffic. Among the newspapers and associated digital platforms in the McClatchy news group are the Miami Herald, the Fort Worth Star-Telegram, the Kansas City Star, the Charlotte Observer, the News and Observer (Raleigh, N.C.), the Lexington Herald-Leader and the Sacramento Bee.

“McClatchy is part of the fabric of American journalism, operating in 29 markets across 14 states with a rock-solid reputation for trustworthy, high-quality content,” said Max Bichsel, Vice President U.S., Gambling.com Group. “The proliferation of online sports betting across the U.S. provides an opportunity for McClatchy to increase their monetization of real money gaming. At its core, this media partnership is about matching strength with strength by combining our respective abilities and areas of expertise.”

“We are honored to have earned the right to partner with a market-leading firm like Gambling.com Group,” said McClatchy Chairman and CEO Tony Hunter. “The combination of their tools and McClatchy’s audience of 65 million unique visitors per month makes for a game-changing partnership for both organizations.”

“This is a great opportunity in a category that has seen explosive growth,” added McClatchy Chief Revenue Officer Tony Berg. “This is a partnership with great mutual benefit, and we are excited to deliver these offerings to our audience.”

Charles Gillespie, Chief Executive Officer of Gambling.com Group, added, “We publish more than 35 different online portals which all empower online gamblers to find the best online gambling companies. A natural and strategic extension of our business model is to increase our reach by deploying our winning formula and content through partners which have additional scale. I am delighted to announce our first media partnership is with such a significant and authoritative media organization as McClatchy. We look forward to turning this opportunity into the case study of what is possible for a national media partnership.”

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For further information, please contact:

Media: Derek Brookmeyer, Gambling.com Group, media@gdcgroup.com, 616-528-0882 and

Susan Firey, McClatchy, sfirey@mcclatchy.com

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com, 312-445-2877

About Gambling.com Group

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. The Group operates from offices in Ireland, the United States, and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Group owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting.

Cautionary Note Regarding Forward-Looking Statements

This is press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.